RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-171806

Final Pricing Supplement Pricing Supplement Dated May 7, 2012 to the Product Prospectus Supplement, Prospectus Supplement, and Prospectus, Each Dated January 28, 2011	$1,000,000 Callable Reverse Convertible Notes Linked to the Common Stock of Apple Inc. Royal Bank of Canada

Royal Bank of Canada is offering Callable Reverse Convertible Notes linked to the common stock of Apple Inc. (“RevCons” or the “Notes”). The RevCons offered are senior unsecured obligations of Royal Bank of Canada, will pay a coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement, as set forth below.

The RevCons do not guarantee any return of principal at maturity. Any payments on the RevCons are subject to our credit risk.
Investing in the RevCons involves a number of risks. See “Risk Factors” beginning on page 1 of the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the product prospectus supplement dated January 28, 2011, and “Selected Risk Considerations” beginning on page P6 of this pricing supplement.

The RevCons will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Issuer:	Royal Bank of Canada	Listing:	None
Pricing Date:	May 7, 2012	Principal Amount:	$1,000 per RevCons
Issuance Date:	May 10, 2012	Maturity Date:	May 10, 2013
Coupon Payment:	Each coupon will be paid in equal quarterly payments. (30/360)	Final Stock Price:	The closing price of the Reference Stock on the valuation date.
Initial Stock Price:	As set forth below.
Automatic Call:
The Notes will be automatically called for 100% of their principal amount, plus accrued interest, if the closing price of the Reference Stock is equal to or greater than the Initial Stock Price on any quarterly Call Date.

Payment at Maturity (if held to maturity):	For each $1,000 principal amount, $1,000 plus any accrued and unpaid interest at maturity unless the Final Stock Price is less than the Barrier Price.
If the Final Stock Price is less than the Barrier Price, then at maturity the investor will receive, instead of the principal amount, in addition to accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.

Investors could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.
Monitoring Period:	The Valuation Date.
Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement

No.	Reference Stock	Coupon Rate	Initial Stock Price	Barrier Price	Term	Cusip	Principal Amount	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada
3515	Apple Inc. (AAPL)	10.00%	$571.83	$428.87	12 Months	78008T7A6	$1,000,000	100%	$2,500.00 0.25%	$997,500.00 99.75%

The price at which you purchase the RevCons includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the RevCons. As a result, you may experience an immediate and substantial decline in the market value of your RevCons on the Issue Date.

We may use this pricing supplement in the initial sale of the RevCons. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the RevCons after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Reverse Convertible Notes due May 10, 2013 Linked to the Common Stock of Apple Inc.

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:
This pricing supplement relates to an offering of Reverse Convertible Notes (“RevCons” or the “Notes”) linked to the common stock of Apple Inc. (the “Reference Stock”).  The Notes have a term of twelve months.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Medium-Term Notes, Series E

Pricing Date:	May 7, 2012

Issuance Date:	May 10, 2012

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Designated Currency:	U.S. Dollars

Coupon Payment:	Each coupon will be paid in equal quarterly payments. (30/360)

Coupon Payment Date(s):	The coupon will be paid on August 10, 2012, November 10, 2012, February 10, 2012, and the Maturity Date.

Automatic Call:	If, on any Call Date, the closing price of the Reference Stock is equal to or greater than the Call Price, then the Notes will be automatically called.

Payment if Called:
If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

Call Price:	$571.83

Call Date(s):	Quarterly on August 7, 2012, November 7, 2012, February 7, 2013, and May 7, 2013.

Call Settlement Date:	Three business days following the applicable Call Date.

Valuation Date:	May 7, 2013

Maturity Date:	May 10, 2013

Reference Stock:	The common stock of Apple Inc., which trades on the Nasdaq Global Select Market under the symbol “AAPL.”

Term:	As set forth on the cover page.

Initial Stock Price:	$571.83

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

RBC Capital Markets, LLC
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Reverse Convertible Notes due May 10, 2013 Linked to the Common Stock of Apple Inc.

Payment at Maturity (if held to maturity):
For each $1,000 in principal amount of the Notes, the investor will receive$1,000 plus any accrued and unpaid interest at maturity unless the Final Stock Price is less than the Barrier Price.

If the Final Stock Price is less than the Barrier Price, then at maturity the investor will receive, instead of the principal amount, in addition to accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.  If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash. Investors in the Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Monitoring Period:	The Valuation Date. The price of the Reference Stock between the Pricing Date and the Valuation Date will not impact the Payment at Maturity.

Monitoring Method:	Close of Trading Day

Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement.  If this number is not a round number, then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Calculation Agent:	RBC Capital Markets, LLC

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date.  The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

Listing:	None

Settlement:	DTC global notes

Terms Incorporated In the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P2 and P3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

RBC Capital Markets, LLC
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Reverse Convertible Notes due May 10, 2013 Linked to the Common Stock of Apple Inc.

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 28, 2011, as supplemented by the prospectus supplement dated January 28, 2011 and the product prospectus supplement dated January 28, 2011, relating to our Senior Global Medium-Term Notes, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 28, 2011 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 28, 2011, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000309/f127115424b3.htm

Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000311/m127114424b3.htm

Product Prospectus Supplement dated January 28, 2011:
http://www.sec.gov/Archives/edgar/data/1000275/000121465911000427/c24110424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC
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Reverse Convertible Notes due May 10, 2013 Linked to the Common Stock of Apple Inc.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The examples set forth below are provided for illustration purposes only.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Stock.  The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the actual performance of the Reference Stock.

The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), given the Initial Stock Price of $571.83 the Barrier Price of $428.87 and an initial investment of $1,000. Hypothetical Final Stock Prices are shown in the first column on the left.  For this purpose, we have assumed that the Notes are not subject to an automatic call prior to maturity, and that there will be no anti-dilution adjustments to the Final Stock Price and no market disruption events. The second column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock falls below the Barrier Price on the Valuation Date.  If the Final Stock Price is not less than the Barrier Price, your Payment at Maturity will be 100% of the Principal Amount. The third column shows the Physical Delivery Amount as a number of shares of the Reference Stock. The fourth column shows the Cash Delivery Amount, should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

Hypothetical Final Stock Price	If the closing market price of the Reference Stock falls below the Barrier Price on the Valuation Date: Payment at Maturity as Percentage of Principal Amount	Physical Delivery Amount as Number of Shares of the Reference Stock	Cash Delivery Amount
$1,000.70	100.00%	n/a	n/a
$857.75	100.00%	n/a	n/a
$714.79	100.00%	n/a	n/a
$571.83	100.00%	n/a	n/a
$514.29	100.00%	n/a	n/a
$457.14	100.00%	n/a	n/a
$428.87	100.00%	n/a	n/a
$428.00	Physical or Cash Delivery Amount	1.75	$749.00
$371.43	Physical or Cash Delivery Amount	1.75	$650.00
$314.29	Physical or Cash Delivery Amount	1.75	$550.00
$257.32	Physical or Cash Delivery Amount	1.75	$450.00
$142.96	Physical or Cash Delivery Amount	1.75	$250.00
$0	Physical or Cash Delivery Amount	1.75	$0

The Payments at Maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

RBC Capital Markets, LLC
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Reverse Convertible Notes due May 10, 2013 Linked to the Common Stock of Apple Inc.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond purchased, and an option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose some or a substantial value of their principal amount if there is a decline in the trading price of the Reference Stock between the pricing date and the valuation date. The rate of interest payable on the Notes, which will be payable for less than one year, may not be sufficient to compensate for any such loss.

•
The Notes Are Subject to an Automatic Call — If, on any Call Date, the closing price of the Reference Stock is equal to or greater than the Call Price, then the Notes will be automatically called. If the Notes are automatically called, then, on the Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date. You will not receive any interest payments after the Call Settlement Date. You may be unable to reinvest your proceeds from the Automatic Call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.

•
Market Disruption Events and Adjustments —The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity — The price at which you purchase of the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

RBC Capital Markets, LLC
P6

Reverse Convertible Notes due May 10, 2013 Linked to the Common Stock of Apple Inc.

U.S. FEDERAL TAX INFORMATION

RevCon 78008T7A6 (AAPL): 1.05% of each stated interest payment (10.00% in total) on the RevCons will be treated as an interest payment and 8.95% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 28, 2011 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to your Notes.

Dividend Equivalent: A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder (as defined in the product prospectus supplement).  Under recently proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations may impose a withholding tax on payments made on the notes on or after January 1, 2013 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-U.S. holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

INFORMATION REGARDING THE ISSUER OF THE REFERENCE STOCK

The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers.

RBC Capital Markets, LLC
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Reverse Convertible Notes due May 10, 2013 Linked to the Common Stock of Apple Inc.

HISTORICAL INFORMATION

The following graph sets forth the recent historical performances of the Reference Stock.  In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock.  The information provided in the table is for the four calendar quarters of 2009, 2010 and 2011, the first calendar quarter of 2012, and for the period from April 1, 2012 to May 7, 2012.

We obtained the information regarding the historical performance of the Reference Stock in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on the Valuation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

RBC Capital Markets, LLC
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Reverse Convertible Notes due May 10, 2013 Linked to the Common Stock of Apple Inc.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)

1/1/2009	3/31/2009	109.98	78.20	105.12
4/1/2009	6/30/2009	146.40	103.89	142.43
7/1/2009	9/30/2009	188.90	134.42	185.35
10/1/2009	12/31/2009	213.95	180.70	210.73

1/1/2010	3/31/2010	237.48	190.25	235.00
4/1/2010	6/30/2010	279.01	199.25	251.53
7/1/2010	9/30/2010	294.73	235.56	283.75
10/1/2010	12/31/2010	326.66	277.77	322.56

1/1/2011	3/31/2011	364.90	324.84	348.51
4/1/2011	6/30/2011	355.13	310.50	335.67
7/1/2011	9/30/2011	422.86	334.20	381.32
10/1/2011	12/30/2011	426.70	354.24	405.00

1/1/2012	3/30/2012	621.45	409.00	599.55
4/1/2012	5/7/2012	644.00	555.00	569.48

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC
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Reverse Convertible Notes due May 10, 2013 Linked to the Common Stock of Apple Inc.

SUPPLEMENTAL PLAN OF DISTRIBUTION
We expect that delivery of the Notes will be made against payment for the Notes on or about May 10, 2012, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement dated January 28, 2011. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated January 28, 2011.

VALIDITY OF THE NOTES

In the opinion of Norton Rose Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 6, 2012, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on March 6, 2012.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated March 6, 2012, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated March 6, 2012.

RBC Capital Markets, LLC
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